UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HUGHES COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

444398 10 1

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 10,164,416 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,164,416 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,164,416 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 55.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 512,198 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 512,198 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,198 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP/RM Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 417,833 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 417,833 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 417,833 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIF IV/RRRR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 786,433 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 786,433 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 786,433 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ST/RRRR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 527,730 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 527,730 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 527,730 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 10,676,614 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,676,614 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,676,614 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 57.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 12,408,610 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,408,610 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,408,610 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 67.3%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 supplements and amends the Statement on Schedule 13D filed on March 3, 2006 by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF IV”), (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV”), (iii) AIF IV/RRRR LLC, a Delaware limited liability company (“RRRR LLC”), (iv) AP/RM Acquisition LLC, a Delaware limited liability company (“AP/RM LLC”), (v) ST/RRRR LLC, a Delaware limited liability company (“ST LLC,” and together with AIF IV, Overseas IV, RRRR LLC and AP/RM LLC, the “Apollo Funds”), (vi) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”) and (vii) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV,” and together with the Apollo Funds and Management IV, the “Reporting Persons”), relating to the shares of common stock, par value $0.001 (the “Common Stock”), of Hughes Communications, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on March 3, 2006.

Responses to each item of this Amendment No. 1 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by inserting the following:

On March 27, 2006, the Apollo Funds acquired an aggregate of 5,363,971 shares of Common Stock at a price per share of $12.75 pursuant to subscription rights to purchase such additional shares that were issued by the Issuer in connection with its rights offering as described in the registration statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on December 15, 2005 (file number 333-130136), as amended to date (the “Registration Statement”).  Such 5,363,971 shares were acquired by the Apollo Funds in a private placement by conversion of approximately $68.4 million of the $100.0 million loan extended by certain of the Apollo Funds to the Issuer in connection with the Issuer’s acquisition of Hughes Network Systems, LLC.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On March 27, 2006, the Apollo Funds acquired an aggregate of 5,363,971 shares of Common Stock pursuant to subscription rights to purchase such additional shares that were issued by the Issuer in connection with its rights offering as described in the registration statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on December 15, 2005 (file number 333-130136), as amended to date (the “Registration Statement”).  Following the acquisition of such additional shares, the Apollo Funds are the record holders of an aggregate of 12,408,610 shares of Common Stock, which represents approximately 67.3% of the Issuer’s outstanding Common Stock.

The shares of Common Stock shown as beneficially owned by Management IV and Advisors IV include the shares of Common Stock shown as beneficially owned by all of the Apollo Funds , and by AIF IV and Overseas IV, respectively.  AIFIVM may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by each of the Apollo Funds and Management IV.  Capital Management IV may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by AIF IV, Overseas IV and Advisors IV.  Management IV, Advisors IV, AIFIVM and Capital Management IV each disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Reporting Persons, in excess of their pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)        See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 18,438,119 shares of Common Stock of the Issuer outstanding following completion of the Issuer’s rights offering, as reported by the Issuer in the Registration Statement.

(b)        See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c)        There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 1 to Schedule 13D.

(d)        Not applicable.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	March 29, 2006	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	March 29, 2006	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	March 29, 2006	AIF IV/RRRR LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	March 29, 2006	AP/RM ACQUISITION LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	March 29, 2006	ST/RRRR LC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	March 29, 2006	APOLLO MANAGEMENT IV, L.P.

		By:	AIF IV MANAGEMENT, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	March 29, 2006	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President